Exhibit 99.2

WESTERN WIND ENERGY CORP.

1326 – 885 WEST GEORGIA STREET	TELEPHONE:	604.685.WIND (9463)
VANCOUVER, BC V6C 3E8	FACSIMILE:	604.685.9441
	www.westernwindenergy.com

N E W S   R E L E A S E

July 8, 2010

Toronto Stock Exchange (Venture) Symbol: “WND”

Western Wind Energy closes C$2.85 million Equity financing and in final stages of closing debt financing totaling US $2 million to cover Pre Windstar financial close costs

Western Wind Energy Corp ("Western Wind or the "Company") is pleased to announce that it has closed a Non-Brokered private placement offering (the "PP Offering") of 2,593,300 units ("Units") at a price of $1.10 per Unit for gross proceeds of $2,852,630. Each Unit is comprised of one (1) common share and one half (1/2) of one share purchase warrant. Each whole warrant entitles the holder to purchase one (1) additional common share for a period of two years at a price of $1.50 per share. The hold periods for the Units and the underlying securities expires on dates from October 31, 2010 to November 7, 2010.

In addition to the PP Offering, Western Wind is in the final stages of closing a corporate loan from an institutional investor for US$2 million (“Debt Offering). The loan bears interest at 10% per annum and will be come due on June 30, 2011. Western Wind will issue, subject to approval of the TSX Venture Exchange (the “Exchange”), an aggregate of up to 463,471 bonus shares, or such other number of shares which may be allowed under applicable Exchange policies.

Western Wind has also agreed to pay in connection with these transactions a cash finder’s fee to PI Financial Corp. ("PI") equal to 7% of the gross proceeds from the offerings and to issue 311,303 finder’s warrants entitling PI to acquire, subject to certain anti-dilution provisions set out in the Finders’ Fee Agreement, one common share at an exercise price of $1.15, for a period of 24 months from the closing date of the Offerings.

Western Wind intends to use the proceeds from the PP Offering and Debt Offering to provide retainers to cover Windstar financial close legal costs, deposits for transmission line upgrade work and road and electrical design work for the Company’s Windstar (120MW) project. A portion of the proceeds will also be used for deposits for road and electrical design and financial close legal and due diligence costs for the Kingman (Arizona) project (11MW), as well as for general operations and working capital.

The offered securities will not be registered under the United States Securities Act of 1933, as amended, or applicable state securities laws, and may not be offered or sold in the United States absent registration or an applicable exemption from such registration requirements.

About Western Wind Energy Corp.

Western Wind is a vertically integrated renewable energy electrical production company that currently owns over 500 wind turbines with 34.5 MW of rated capacity and a further 131MW of expansion power purchase agreements in the States of California and Arizona. Western Wind further owns additional development assets for both solar and wind energy in California, Arizona, Ontario, Canada and has a development team in the Commonwealth of Puerto Rico.

Western Wind is in the business of owning and acquiring land sites and technology for the production of electricity from wind and solar energy. Management of Western Wind includes individuals involved in the operations and ownership of utility scale wind energy facilities in California since 1981.

ON BEHALF OF THE BOARD OF DIRECTORS

“signed”

Jeffrey J. Ciachurski
Chief Executive Officer

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Certain statements in this press release constitute “forward-looking statements” under applicable securities laws, which involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. Words such as “expects”, “anticipates”, “intends”, “projects”, “plans”, “will”, “believes”, “seeks”, “estimates”, “should”, “may”, “could”, and variations of such words and similar expressions are intended to identify such forward-looking statements. Such statements in this news release include, but are not limited to, the Company’s intended use of proceeds from the Offering. These statements are based on management’s current expectations and beliefs and actual events or results may differ materially. There are many factors that could cause such actual events or results expressed or implied by such forward-looking statements to differ materially from any future results expressed or implied by such statements. Such factors include, but are not limited to, the Company’s ability to profitably utilize the lands as planned and the other factors discussed in the Company’s annual report and annual information contained in the Company’s 20F Annual Report filed with the United States Securities and Exchange Commission and securities regulators in Canada. Forward-looking statements are based on current expectations and the Company assumes no obligation to update such information to reflect later events or developments, except as required by law.

“Western Wind Energy Corp. was recognized as a TSX Venture 50® company in 2010. TSX Venture 50 is a trade-mark of TSX Inc. and is used under license.”